July 20, 2007

Via EDGAR and Courier

Division of Corporation Finance,

United States Securities and Exchange Commission

100 F Street, NE,

Washington D.C. 20549-3628

Attention:  Daniel F. Duchovny, Esq.

Re:	21st Century Insurance Group
Schedule 13E-3
File No. 005-40732
Filed June 11, 2007

Preliminary Proxy Statement on Schedule 14A
Filed June 11, 2007
File No. 001-10828

Dear Mr. Duchovny:

On behalf of 21st Century Insurance Group (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 13, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on June 11, 2007 (the “Proxy Statement”) and Schedule 13E-3 filed on June 11, 2007 (the “Schedule 13E-3”).  The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) which reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Amended Proxy Statement.  The responses and information described below are based upon information provided to us by the Company, its financial advisors, and American International Group, Inc. (“AIG”) and its affiliates and advisors, as the case may be.

Schedule 13E-3

1.                 We note in the answer to the last question on page 9 of your proxy statement that upon completion of the merger, the Company will be wholly owned by AIG and its subsidiaries. We also note that only AIG and one of its subsidiaries have been included as filing persons. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please tell us what consideration you have given to including any other AIG subsidiaries as filing persons. Also, expand your disclosure in the proxy statement to describe which other AIG subsidiaries will be the owners of the Company subsequent to the merger.

Response: In response to the first part of the Staff’s comment, the Company respectfully submits that Rule 13e-3(d) requires that “[t]he issuer or affiliate engaging in a Rule 13e-3 transaction must file with the Commission: (1) A Schedule 13E-3, including all exhibits…”  Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer” (emphasis added).  The definition of an “affiliate” therefore includes only the ultimate controlling person of an issuer, not any intermediary entities controlled by the ultimate controlling person that may hold shares of the issuer.

In addition to the foregoing analysis, the parties considered the practice in similar transactions in deciding which entities, other than the issuer, should be filing persons.  Even though Rule 13e-3 does not require that AIG TW Corp. – a wholly owned subsidiary of AIG organized by AIG for the sole purpose of facilitating the merger – be included as a filing person, a review of similar transactions indicated that in a majority of cases, parties to Rule 13e-3 transactions included merger subsidiaries as filing persons.  Hence, AIG TW Corp. is a filing person.

In response to the last sentence of the Staff’s comment, the disclosure on the cover page, the cover letter, and pages 1 – 4, 9 – 10, 14 – 16, 53, 55, 67 and 72 of the Amended Proxy Statement has been revised.

Item 5. Past Contacts

2.                 Please include the disclosure in this item and Item 10 in an appropriate location in the proxy statement.

Response: In response to the Staff’s comment, the disclosure in Item 5 has been added to the Amended Proxy Statement in a new section captioned “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES” on page 93.  The disclosure in Item 10 has been added to the Amended Proxy Statement in the “SPECIAL FACTORS” section under a new sub-heading captioned “Financing of the Merger” on page 62.

Item 13. Financial Information

3.                 Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Response: The Company notes that paragraph 1010(b) of Item 1010 of Regulation M-A requires the presentation of pro forma information if material.  The Company respectfully submits that the transaction is an all cash deal, the unaffiliated stockholders of the Company will have no continuing interest in the Company or AIG after the consummation of the merger and that the resulting post-merger capital structure is not material or relevant to their investment decision regarding adoption of the merger agreement.  Accordingly, the information required by the referenced paragraphs has not been presented.

Item 16. Exhibits

4.                 We note that you have entered into retention and severance agreements with several of your officers but have only filed those agreements for four of them. Please tell us why you have not filed the agreements for the remaining individuals. Alternatively, file those agreements as exhibits.

Response:  In response to the Staff’s comment, the Company has filed the agreements for the remaining individuals as exhibits to the Amended Schedule 13E-3.

Proxy Statement

5.                 Please fill in the blanks in the proxy statement.

Response: The Company respectfully submits that it intends to disclose the information currently represented by blanks in subsequent amendments to the Amended Proxy Statement when such information becomes known.  Most of this information will not be known until the record date for the special meeting has been set.

Cover Letter

6.                 We note your disclosure here and elsewhere in the Proxy Statement that the filing persons determined that the merger is fair to and in the best interests of the Company and “stockholders (other than AIG and its subsidiaries).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure to disclose whether each filing person made a determination of both substantive and procedural fairness.

Response: In response to the Staff’s comment, the disclosure on the cover letter and pages 4, 5, 10, 28, 30 – 34 and 55 of the Amended Proxy Statement has been revised.

Forward-Looking Statements, page 14

7.              We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and recirculated to comply with those rules as necessary.

Response: In response to the Staff’s comment, the disclosure on page 69 of the Amended Proxy Statement has been revised.

Special Factors

8.                 The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections “Forward-Looking Statements,” “The Special Meeting,” and “Parties Involved in the Proposed Transaction.”

Response:  In response to the Staff’s comment, the “SPECIAL FACTORS” section has been moved up in the Amended Proxy Statement to follow immediately after the “QUESTIONS AND ANSWERS ABOUT THE MERGER” section.

9.                 Please disclose, for the Company, the information required by Item 1013(b) of Regulation M-A.

Response: The Company supplementally submits that the sections “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “—Background of the Merger,” “—Alternatives to the Merger” and “Recommendations of the Company, the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” of the Amended Proxy Statement discuss all alternatives to the merger and reasons for their rejection, in accordance with Item 1013(b) of Regulation M-A.

Background of the Merger, page 20

10.          Please clarify whether, beginning on August 9, 2006, Skadden Arps represented the Company or the Special Committee of directors.

Response: The Company supplementally submits that, beginning on August 9, 2006, Skadden Arps represented the ad hoc committee of the Company’s independent board members.  Subsequently, on October 4, 2006, Skadden Arps was retained by the Special Committee.

11.          Please describe the synergies referenced in the fourth paragraph of page 23.

Response: In response to the Staff’s comment, the disclosure on page 20 of the Amended Proxy Statement has been revised.

12.          We note your reference to “certain” Company employees in the fifth paragraph of page 23 and various other instances where you refer to “certain” matters or persons. Please revise to briefly describe those matters or persons.

Response: In response to the Staff’s comment, the disclosure on pages 20, 24 – 25 and 55 of the Amended Proxy Statement has been revised.

13.          Please tell us whether the materials prepared by Lehman Brothers on or around December 1, 2006 constitute a report that requires disclosure under Item 1015 of Regulation M-A. If so, please provide that disclosure and file the report as an exhibit to Schedule 13E-3.

Response: The Company respectfully submits that it does not believe the materials prepared by

Lehman Brothers on or around December 1, 2006 constitutes a report that requires disclosure under Item 1015 of Regulation M-A.  These materials were prepared by Lehman Brothers for negotiating purposes only in support of the higher merger consideration being sought by the Special Committee, rather than on behalf of or to assist the Special Committee in its consideration of the merger.  It was never intended to be an objective valuation of the Company, was not related to the issuance of the Lehman Brothers fairness opinion and therefore would not provide meaningful information to the Company’s stockholders in their evaluation of the merger.

14.          With respect to the events of February 6, 2007, please clarify whose “valuation views” were discussed. Refer to Item 1015 of Regulation M-A.

Response: In response to the Staff’s comments, the disclosure on page 23 of the Amended Proxy Statement has been revised.

15.          Please clarify the basis upon which the Special Committee determined that Mr. De Nault’s status as a beneficiary of a trust holding a significant amount of your common stock did not constitute a material conflict of interest.

Response: In response to the Staff’s comment, the disclosure on page 24 of the Amended Proxy Statement has been revised.

16.          Please disclose why Mr. De Nault “was uncertain whether he could support a $22 per share offer” on April 10, 2007. Also, describe what effect, if any, Mr. De Nault’s concerns had on the Special Committee’s consideration of the offer.

Response: In response to the Staff’s comment, the disclosure on page 26 of the Amended Proxy Statement has been revised. The Company also supplementally submits that, with respect to the effect that Mr. De Nault’s concerns had on the Special Committee’s consideration of the offer, the Amended Proxy Statement describes the actions subsequently taken by the Special Committee in connection with the $22.00 offer, including the communication to AIG’s representatives of the view of the three other members of the Special Committee and the subsequent negotiation of the right for the Company to pay a pro rata dividend prior to closing.

Recommendations of the Special Committee and the Board of Directors, page 31

17.          We note that the board of directors adopted the Special Committee’s conclusions and that the Special Committee considered the opinion and presentation by Lehman Brothers. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

Response: In response to the Staff’s comment, the disclosure on page 31 of the Amended Proxy Statement has been revised.

18.          Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than AIG and its subsidiaries, rather than all security holders unaffiliated with the Company.

Response: The Company supplementally submits that: (i) the security holders of the Company that are unaffiliated with the Company (assuming for this purpose, based on the SEC’s Current Issues Outline, that officers and directors of the Company are affiliates of the Company) constitute a subset of the larger group of security holders of the Company other than AIG and its subsidiaries; (ii) the opinion of Lehman Brothers to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than AIG and its subsidiaries thus encompasses all of the security holders of the Company that are unaffiliated with the Company; and (iii) the security holders of the Company that are not AIG or its subsidiaries but are affiliates of the Company are receiving the same merger consideration as the security holders that are not affiliates.  Accordingly, a filing person relying on the Lehman Brothers opinion to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than AIG and its subsidiaries is able to rely on such opinion to determine that the merger consideration is fair, from a financial point of view, to the security holders of the Company that are unaffiliated with the Company.  Please see the Company’s response to Comment 6 for related disclosure revisions.

19.          Please revise the fourth full bullet point on page 32 to explain how the Special Committee considered the Company’s historical results of operations, financial condition, assets, liabilities, business strategy, prospects, and the nature of the Company’s industry. What about these factors allowed the Special Committee to make its fairness determination and why were these factors viewed as positive in the Special Committee’s analysis? Please also apply this comment to the disclosure relating to AIG’s fairness determination.

Response: In response to the Staff’s comment, the disclosure on page 29 of the Amended Proxy Statement has been revised.

20.          Refer to the disclosure relating to procedural fairness on page 34. Clarify how the Special Committee or the board made a determination of procedural fairness in light of (i) the going private transaction does not require the approval of unaffiliated security holders, (ii) no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained, even though AIG holds approximately 61% of your common stock, effectively controls the Company and it had already indicated its intention not to sell any portion of those shares.

Response:  The Company supplementally submits the proposed transaction was negotiated by the Special Committee, which consists of four directors that are not affiliated with AIG and are not employees of the Company or any of its subsidiaries.  In the event of any potential conflict, and to address any perception of such a conflict, the Special Committee retained separate legal counsel to advise the members of the Special Committee.  Finally, the Special Committee engaged Lehman Brothers as its financial advisor, and Lehman Brothers performed fairness analyses and provided the Special Committee with its opinion, from a financial point of view, that the merger consideration to be offered to the stockholders of the Company, other than AIG and its subsidiaries, in the merger was fair to such stockholders.  Due to these considerations, the Board of Directors and the Special Committee determined that the Special

Committee was independent of AIG and that the transaction was procedurally fair to unaffiliated security holders.

Position of AIG and Merger Sub, page 36

21.          Please tell us, with a view toward revised disclosure, how the factor disclosed in the eleventh bullet point on page 37 is indicative of substantive fairness. Refer to our previous comment describing AIG’s control over the Company. In this respect, please address also the fairness to unaffiliated security holders given the lack of a “majority of minority” voting requirement and that unaffiliated security holders’ sole option if they disagree with the transaction is the pursuit of the appraisal rights process, which may be expensive, uncertain and long.

Response: In response to the first part of the Staff’s comment, the disclosure on page 34 of the Amended Proxy Statement has been revised.

In response to the second part of the Staff’s comment, the disclosure in the fifth bullet point on page 33 and the first paragraph on page 35 of the Amended Proxy Statement has been revised.  In connection with that disclosure, we respectfully submit that the following existing language on page 35 of the Amended Proxy Statement (with “Special Committee” replacing “Company” in one place) addresses the second part of the Staff’s comment:

The board of directors and the Special Committee did not (i) retain an unaffiliated representative (other than the Special Committee and its legal and financial advisors) to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the merger agreement, or (ii) structure the transaction to require approval of at least a majority of unaffiliated stockholders. AIG and Merger Sub believe, however, that taking into account the factors listed above, as well as the fact that the agreement between AIG, Merger Sub and the Company resulted from arms-length negotiations between the Special Committee and its advisors and AIG and Merger Sub and their advisors, the absence of these two safeguards did not diminish the fairness of the process undertaken by the Board and the Special Committee.

The Company’s Position as to the  Fairness of the Merger, page 38

22.          We note that this section appears to duplicate disclosure in the section entitled “Recommendation of the Special Committee and the Board of Directors...” on page 31. Please revise to delete duplicative disclosure and consider consolidating the remaining disclosure in one section.

Response: In response to the Staff’s comment, the duplicate disclosure has been deleted and the remaining disclosure has been consolidated with the section “SPECIAL FACTORS—Recommendation of the Company, the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” on page 32 of the Amended Proxy Statement.

Financial Projections, page 39

23.          Please disclose the full projections provided to Lehman Brothers instead of “excerpts” or a summary, as disclosed in this section. Also, disclose the projections as delivered by the Company and as later adjusted to reflect “a more efficient usage of excess capital,” as described on page 41.

Response: In response to the Staff’s comment, the disclosure on page 36 of the Amended Proxy Statement has been revised.

Opinion of the Financial Advisor to the Special Committee, page 40

24.          Please revise to disclose the data underlying the results described in this section. For example, disclose (i) each measure used for each company in the Comparable Company Analysis, including the Company, (ii) the values from each transaction that resulted in the multiple disclosed on page 44 with respect to the Comparable Transaction Analysis and the Company data to which you applied the multiple to arrive at the implied per share equity values, (iii) the transaction data for each acquisition used in the Minority Squeeze-Out Premiums Paid Analysis, and (iv) the Company’s projected results that were used in conducting the Discounted Cash Flow Analysis (or a cross-reference to a location in the proxy statement where those results appear) and how Lehman Brothers derived the three implied per share equity values from that data. Also, for each analysis, show how the information from the analysis resulted in the multiples/values disclosed. Finally, apply this comment also to the disclosure relating to the BAS and JPMorgan presentations.

Response: In response to the Staff’s comment, the disclosure on pages 39 – 40, 42 – 43 and 49 of the Amended Proxy Statement has been revised.

The Company notes the Staff’s comment regarding the request for disclosure of the data underlying the results described in the section on Lehman Brothers opinion.  The Company respectfully submits that it has not added additional disclosure of the underlying data in the Amended Proxy Statement as requested by the Staff based on its belief that, on balance, the inclusion of such data in the Amended Proxy Statement could be confusing and misleading to the stockholders without adding meaningful benefit.  As disclosed in the Amended Proxy Statement, qualitative judgments are applied to the raw data associated with the various analyses by investment bankers with extensive experience in the transactions and the industries that are applicable, which the ordinary stockholder is likely to lack which could lead to the placement of undue significance on non-relevant information.  Additionally, the data underlying each analysis in and of itself is not material to the decision of the Company’s stockholders to approve the merger agreement.  What is material to the stockholder is the analysis presented to the Special Committee upon which the Special Committee made its decision to recommend the merger to its stockholders, which analysis is fully disclosed in the Amended Proxy Statement.  Furthermore, a stockholder interested in reviewing the raw data does have access to it in the publicly filed exhibits to the Schedule 13E-3.

25.          Please explain the basis upon which Lehman Brothers determined that the ranges to be the most meaningful for the Comparable Transaction Analysis.

Response: In response to the Staff’s comment, the disclosure on page 41 of the Amended Proxy Statement has been revised.

26.          Please describe the services provided by Lehman Brothers to each filing person and their affiliates and quantify the compensation received by Lehman Brothers for the past two years. Refer to Item 1015(b)(4) of Regulation M-A. Please apply this comment to BAS and JPMorgan also.

Response: In response to the Staff’s comment, the disclosure on pages 44 and 52 of the Amended Proxy Statement has been revised.

Summary of BAS and JPMorgan presentations to AIG, page 48

27.          Please tell us your basis for stating that the summary of these presentations is included “only for informational purposes.” Alternatively, delete this disclaimer.

Response: In response to the Staff’s comment, the disclosure on page 45 of the Amended Proxy Statement has been revised.

28.          Please explain the basis for the financial advisors to apply the multiples ranging from 11.0x to 13.0x and discount rates of 10%-12% in the Discounted Cash Flow Analysis.

Response: In response to the Staff’s comment, the disclosure on page 47 of the Amended Proxy Statement has been revised.

29.          For each analysis presented, disclose what conclusions, if any, were reached by these financial advisors from the results obtained.

Response: The Company supplementally submits that to the extent BAS or JPMorgan reached any conclusions as a result of the analyses they performed, those conclusions have already been disclosed in this section of the Amended Proxy Statement.

30.          Please explain the acronym “AOCI” used in the Selected Publicly Traded Companies Analysis. Also, please explain why book value per share was adjusted.

Response: The Company supplementally submits that the acronym “AOCI” is explained on page 47 of the Amended Proxy Statement.  In addition, in response to the Staff’s comment, the disclosure on page 47 of the Amended Proxy Statement has been revised.

Interests of Certain Persons in the Merger, page 58

31.          Please describe the conflicts of interests to which you refer under the caption “Company Directors” on page 58.

Response: In response to the Staff’s comment, the disclosure on page 55 of the Amended Proxy Statement has been revised.

32.          Please clarify the method to be used to determine the value of AIG securities to be issued for Company securities which vest following the first anniversary of the effective date of the present transaction.

Response: In response to the Staff’s comment, the disclosure on page 56 of the Amended Proxy Statement has been revised.

33.          Please describe the terms and value of the “AIG performance units” and the “AIG senior partner units” referenced on page 60.

Response: In response to the Staff’s comment, the disclosure on pages 58 – 60 of the Amended Proxy Statement has been revised.

34.          Please provide a breakdown of the retention and severance payment for each individual named on page 61.

Response: In response to the Staff’s comment, the disclosure on page 60 of the Amended Proxy Statement has been revised.

Federal Income Tax Consequences, page 63

35.          We note your statements that the discussion “is for general information only.” Please delete these statements, as they imply that you are not responsible for the disclosure in your Proxy Statement.

Response: In response to the Staff’s comment, the disclosure on page 63 of the Amended Proxy Statement has been revised.

Where You Can Find More Information, page 105

36.          Refer to the paragraph preceding the table on page 105. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: In response to the Staff’s comment, the disclosure on page 110 of the Amended Proxy Statement has been revised.

On behalf of the filing persons, we confirm that: the filing persons acknowledge, in connection with filing the Amended Proxy Statement and the Amended Schedule 13E-3 (together, the “Filings”) in response to the Staff’s comments:

1.             they are responsible for the adequacy and accuracy of the disclosure in the Filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3.             they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me or L. Byron Vance III at 312-407-0700 with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.

Sincerely,

/s/ Peter C. Krupp
Peter C. Krupp